SNT CLEANING INC.
                  9012 - 100 Street, Westlock, Alberta, T7P 2L4
                  Telephone 780 349 1755 Facsimile 780 349 5414


VIA EDGAR ONLY

October 7, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Michelle Lacko and Amanda McManus

     Re: SNT Cleaning Inc.
         Registration Statement on Form S-1
         Filed July 16, 2008
         File Number: 333-152356

Dear Ms. Lacko and Ms. McManus;

In response to your letter dated October 6, 2008, SNT Cleaning Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 2. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

GENERAL

1. We have updated the disclosure to disclose the price Mr Denman bought the stock for as well as disclosed the exemption from registration the founder relied upon in making the sale.

PROSPECTUS SUMMARY, PAGE 1

2. We have amended the registration statement to identify the community of Westlock to be in Alberta, Canada.

RISK FACTORS, PAGE 9

3. We have revised the risk factors to disclose that the current offering might negatively affect the company's ability to raise needed funds through a future primary offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 16

4. We have revised our forward-looking disclosure to state that we have a reasonable basis for all of the disclosures in our registration statement.

DETERMINATION OF OFFERING PRICE, PAGE 17

5. We have updated the third bullet point to disclose that the purchasers of this offering will make no contribution to the company's capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION..... PAGE 20

6. We have disclosed information that provides a basis for our projections that we plan to become profitable in the first quarter of 2009.

7. We have disclosed the maximum amount of funds that we believe will have to be raised to continue operations of our business.

DESCRIPTION OF BUSINESS, PAGE 23

8. We have updated the disclosure to state that the Company does not intend the content of the above-referenced web pages to be incorporated into, or constitute part of, the Company's disclosure. These web pages are provided as a reference only.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 32

9. We have deleted the paragraphs under the heading "Principal Stockholder". We have also update the disclosure on page 32 to a more recent date.

EXHIBITS, PAGE II-2

10. We are assuming that this comment should refer to Item 601(b)(23) of regulation S-K which refers to "Consents of experts and counsel" as opposed to
Item 601(b)(22) which refers to "Published report regarding matters submitted to vote of security holders". We have revised the exhibit list to comply with this ruling.

UNDERTAKINGS, PAGE II-2

11. We have shortened the offering period to be 28 days as opposed to four months to satisfy the documentation that states that this is not a Rule 415 offering. We have included Undertakings Item 512(h).

EXHIBIT 5.1

12. We have had counsel revise her opinion as per instructions from this comment.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Robert Denman
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ROBERT DENMAN